SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 17th, 2020

DATE, TIME AND PLACE: July 17th, 2020, at 3.00 p.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM Participações S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Filangieri, Carlo Nardello, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Sabrina di Bartolomeo and Pietro Labriola, by videoconference, as provided in paragraph 2nd, Section 25 of the Company’s By-laws. Justified absence of Mr. Agostino Nuzzolo and Mrs. Elisabetta Romano.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the binding proposal presentation by its subsidiary, TIM S.A, for the acquisition of the assets of the mobile services business of Grupo Oi.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the only subject included in the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

Further to the discussions and analysis that took place at this Board’s meeting on March 10th, 2020, the Directors approved the submission of a binding offer, by the Company's wholly-owned subsidiary, TIM S.A., jointly with interested party(ies) ("the Offerors"), for the acquisition of the assets of the mobile services business of the Oi Group ("the Offer")

The Offer hereby approved will be submitted by the Offerors to Oi Group's appreciation, after the analysis of additional data and information made available regarding the business to be acquired, and is subject to the verification of certain conditions, especially the selection of the Offerors as "stalking horse" or "first bidder", which will allow them to guarantee the right to cover the best among the other bids presented in the competition process of the Oi Group's mobile business sale. In the event of acceptance of the Offer and completion of the operation, each of the Offerors will receive a portion of the referred business.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

July 17th, 2020

The Offer covers all the assets that constitute the "UPI of Mobile Assets" described in the Material Fact and respective Attachments published on June 15, 2020 by the company Oi S.A – Em Recuperação Judicial (Under Judicial Reorganization). In summary, the main assets include: radiofrequency usage authorization terms; Personal Mobile Service customer base; right to use land and towers; access or core mobile network elements; and systems/platforms.

For the purposes of faithful compliance with this resolution, the Company's Officers are hereby authorized to practice and/or enter into any and all acts, contracts or instruments that may be necessary to achieve it, subject to the terms, conditions and limits approved on this date.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), July  17th, 2020.

JAQUES HORN

Secretary

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 19, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.